UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Edenor S.A – Earnings Release 3Q22	1

Results for the third quarter 2022

Ticker: EDN

Ratio: 20 Class B shares = 1 ADR

Number of Shares net of Treasury Shares 875.3 million Shares | 43.8 million ADRs

Total Shares:

906.5 million Shares | 45.3 million ADRs

Market Capitalization:

ARS 91,689 billion | USD 307,675 million

Investor Relations Contacts: German Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
ir.edenor.com | investor@edenor.com Tel: +54 (11) 4346 -5511

Buenos Aires, Argentina, November 9th, 2022. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”) Argentina’s largest electricity distributor both in terms of number of customers and energy sales, informs its results for the third quarter of 2022. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values.

Webcast Information

On Thursday, November 10th, 2022, at 3 p.m Buenos Aires / 2 p.m Nueva York time, there will be a webcast to analyze edenor’s 3Q22 results. Such presentation will be given by German Ranftl, edenor’s Chief Financial Officer.

Those interested in participating in the webcast are required to register by clicking here.

Questions will be answered exclusively through the webcast system.

1 Market Price as of November 8, 2022, AR$ 104.75 per share and $ 7.03 per ADR

Edenor S.A – Earnings Release 3Q22	2

SUMMARY OF RESULTS FOR THE THIRD QUARTER 2022

Edenor has operating losses, however, it maintains its quality of electricity service.

In millon of Pesos	9 Months			3Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Revenue from sales	135,797	147,892	(8%)	47,454	53,430	(11%)
Adjusted EBITDA	(6,789)	11,214	(161%)	(2,703)	5,667	(148%)
Net income	(18,107)	(24,418)	(26%)	(6,082)	(1,105)	450%
Capital expenditures	16,802	18,935	(11%)	7,102	6,866	3%

Revenues from sales decreased by 11%, reaching AR$ 47,454 million in 3Q22 in real terms, accumulating a decrease of 8% during the first 9 months. This was mainly due to tariff delay, inflation and increased operating costs.

EBITDA had a negative result of AR$ 2,703 million. During the first 9 months of 2022, it accumulates a negative result of ARS 6,789 million. The difference can be explained by a decrease in sales revenues, as a consequence of a tariff freeze, an increase in operating costs, partially offset by an improvement in energy losses.

Net results accumulated losses for AR$ 6,082 million in 3Q22. If we analyze the accumulated net result as of September 30, 2022, losses decreased by 26% compared to the same period of last year.

During the third quarter of the year, there was a higher loss in the operating income, higher financial losses mainly due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher result for exposure to changes in purchasing power (RECPAM) compared to the same period in 2021.

During the first 9 months of 2022, investments reached AR$ 16,802 million. They were reduced by 11 % in real terms compared to those made during the same period in 2021.

At the end of September 2022, collection of trade receivables was 97%, the defaulting balance amounted to 9,479 million pesos, and general customer satisfaction was 88,8%.

On October 25th, 2022 Edenor completed its cancellation and voluntary exchange of the Financial Debt of Class 9 Senior Notes of 9.75% for a total of USD 98.05 million.

The operation included a debt exchange which was supported by 77,35% bondholders (USD 75.855.000), in two steps, by which new Senior Notes Class 1- NY Law were issued for the exchange for a total of USD 55.244.538, maturing in May 2025. They were listed on SVS panel in BYMA as a social bond.

In addition, Senior Notes Class 2 were issued for USD 30.000.000 hard dollar under Argentine Law on September 22nd,2022, maturing in November 2024.

Edenor S.A – Earnings Release 3Q22	3

REGULATORY FRAMEWORK

Stabilized Price of Energy in the Wholesale Electricity Market. Resolution No. 627/2022, issued by the Secretary of Energy on August 25, 2022:

•	The Secretary of Energy approved modifications in the Stabilized Price of Energy (PEE, in Spanish) for the period between September 1st and October 31st, 2022, by means of which the subsidies of the Public Health and Education Bodies (OPS/E), Non-Residential and Level 1 Residential users were reduced by 20%.
•	The PEE of OPS/E users with a consumption greater than 300 KWH will have a variation of 41%, that of Non-Residential users will have a variation of 45%, and that corresponding to Level 1 Residential users will have a variation of 70%.

RATINGS

The credit rating agencies S&P and Moody´s updated edenor's ratings.

•	S&P Global changed the international rating from CCC- to CCC+, maintaining the Negative implication.
•	S&P raised the local rating of Existing Notes from raCCC+ with special review with implications in development to raBB-negative outlook.
•	Moody´s Investor Services affirmed the issuer rating in local currency at BBB+.ar with a negative outlook and confirmed the Caa3 Corporate Family Rating, changing the outlook from Negative to Stable.

The ratings summary is as follows:

Edenor S.A – Earnings Release 3Q22	4

MAIN RESULTS FOR THE THIRD QUARTER 2022

In millon of Pesos	9 Month			3Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Revenue from sales	135,797	147,892	(8%)	47,454	53,430	(11%)
Energy purchases	(91,534)	(90,353)	1%	(32,724)	(31,135)	5%
Gross margin	44,263	57,539	(23%)	14,730	22,295	(34%)
Operating expenses	(61,867)	(58,918)	5%	(20,149)	(19,621)	3%
Other operating expenses	(1,496)	434	(445%)	(653)	(324)	102%
Net operating income	(19,100)	(945)	1921%	(6,072)	2,350	(358%)
Financial Results, net	(51,886)	(28,018)	85%	(20,615)	(8,977)	130%
RECPAM*	61,511	31,061	98%	23,919	8,073	196%
Income Tax	(8,632)	(26,516)	(67%)	(3,314)	(2,551)	30%
Net income	(18,107)	(24,418)	(26%)	(6,082)	(1,105)	450%

Revenues from sales

Revenues from sales decreased by 11 % to AR$ 47,454 million in 3Q22, against AR$ 53,430 million in 3Q21. This is mainly due to the tariff delay in an inflationary context partially offset by the increase of volume levels of energy sold.

Energy purchases

Energy purchases increased by 5% to AR$ 32,724 million in 3Q22, against AR$ 31,135 million for the same period in 2021. The reference seasonal price for residential customers is still subsidized by the Federal Government.

Gross Margin

The gross margin corresponding to 3Q22 was AR$ 14,730 million, which represents a fall of 34% compared to the same period of the previous year. The accumulated gross margin as of September 30th, 2022 was AR$ 44,263 million, which represents a fall of 23% compared to the same period of the previous year, mainly due to the tariff delay in an inflationary context partially offset by the increase in volume levels of energy sold.

By means of Resolution No. 313/2022, the ENRE approved the Tariff Scheme to be applied as of September 1st, 2022 to Level 1 Residential users and other tariff categories of EDENOR. For Levels 2 and 3, the Tariff Scheme provided for in ENRE Resolution No. 222/2022 continues to be in force. At the same time, the VAD increase is still pending.

Edenor S.A – Earnings Release 3Q22	5

	9 Months 2022			9 Months 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	7,968	45.9%	2,876,895	7,601	46.2%	2,834,718	4.8%	1.5%
Small commercial	1,560	9.0%	339,449	1,373	8.3%	334,583	13.6%	1.5%
Medium commercial	1,146	6.6%	30,788	1,077	6.5%	30,882	6.4%	(0.3%)
Industrial	2,790	16.1%	6,995	2,594	15.8%	6,854	7.5%	2.1%
Wheeling System	2,818	16.2%	686	2,755	16.7%	684	2.3%	0.3%
Others
Public lighting	496	2.9%	21	519	3.2%	21	(4.4%)	0.0%
Shantytowns and others	590	3.4%	578	550	3.3%	553	7.3%	4.5%
Total	17,369	100%	3,255,412	16,469	100%	3,208,295	5.5%	1.5%

	3Q 2022			3Q 2021			Variation
	GWh	Part. %	Customers	GWh	Part. %	Customers	% GWh	% Customers
Residential *	2,775	46.4%	2,876,895	2,757	47.6%	2,834,718	0.7%	1.5%
Small commercial	537	9.0%	339,449	469	8.1%	334,583	14.3%	1.5%
Medium commercial	387	6.5%	30,788	367	6.3%	30,882	5.7%	(0.3%)
Industrial	942	15.8%	6,995	880	15.2%	6,854	7.1%	2.1%
Wheeling System	928	15.5%	686	909	15.7%	684	2.1%	0.3%
Others
Public lighting	172	2.9%	21	181	3.1%	21	(4.7%)	0.0%
Shantytowns and others	238	4.0%	578	232	4.0%	553	2.4%	4.5%
Total	5,979	100%	3,255,412	5,795	100%	3,208,295	3.2%	1.5%

Volume of Energy Sales

The volume of energy sales increased by 3.2%, reaching 5,979 GWh in 3Q22, against 5,795 GWh for the same period of 2021.

Furthermore, edenor’s customer base rose by 1.5 % compared to the same period of the previous year, reaching more than 3.2 million of customers, mainly on account of the increase in residential customers and small commercials as a result of the market discipline actions and the installation of 2,137 integrated energy meters during the last quarter that were mainly intended for the regularization of clandestine connections.

Given the tariff delay, our income was highly committed. For these reasons, we have seen the need to partially defer payments to CAMMESA for the energy acquired in the Wholesale Electricity Market as from maturities taking place in March 2020. These obligations have been partially regularized; however, as of September 30, 2022, the overdue principal balance accumulated is ARS 50,946 million, plus interest and penalties in the sum of ARS 54,155 million.

As regards the treatment of the debt accumulated, Decree 88/2022 extended until December 31st, 2022 the implementation of the "Special Regime for the Regularization of Obligations" for the debts maintained by the electricity distributors with CAMMESA, and the "Special Regime of Credits” established by the Secretariat of Energy within the framework of Section 87 of Law No. 27.591 and Resolutions No. 40/21 and 371/21.

Edenor S.A – Earnings Release 3Q22	6

Operating Expenses

In million of pesos	9 Months			3Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Salaries, social security taxes	(20,345)	(19,486)	4%	(7,030)	(6,621)	6%
Pensions Plans	(958)	(1,288)	(26%)	(264)	(387)	(32%)
Communications expenses	(909)	(1,075)	(15%)	(245)	(350)	(30%)
Allowance for the imp. of trade and other receivables	(1,658)	(2,324)	(29%)	(335)	(204)	64%
Supplies consumption	(2,683)	(3,003)	(11%)	(775)	(1,182)	(34%)
Leases and insurance	(701)	(640)	10%	(195)	(225)	(14%)
Security service	(788)	(799)	(1%)	(276)	(306)	(10%)
Fees and remuneration for services	(14,074)	(13,374)	5%	(4,026)	(4,593)	(12%)
Amortization of assets by right of use	(651)	(856)	(24%)	(224)	(303)	(26%)
Public relations and marketing	(994)	(16)	6113%	(944)	(6)	15023%
Advertising and sponsorship	(512)	(8)	6300%	(486)	(3)	15485%
Depreciation of property, plant and equipment	(11,660)	(11,303)	3%	(3,899)	(3,748)	4%
Directors and Sup. Committee members’ fees	(16)	(46)	(65%)	(4)	(17)	(78%)
ENRE penalties	(3,746)	(2,411)	55%	(754)	(800)	(6%)
Taxes and charges	(2,139)	(2,253)	(5%)	(681)	(878)	(22%)
Other	(32)	(35)	(9%)	(11)	(3)	243%
Total	(61,867)	(58,918)	5%	(20,149)	(19,627)	3%

Operating expenses accumulated as of September increased by 5%, reaching ARS 61,867 million during the first nine months in 2022, against AR$ 58,918 million in 2021.

Financial Results

Financial results experienced a loss of ARS 20,615 million in 3Q 2022, which is 130 % higher. This difference is mainly due to higher interest accrued on the debt incurred with CAMMESA.

Net Income

Net income decreased by 450%, totaling losses for AR$ 6,082 million in 3Q22, against losses AR$ 1,105 million for the same period in 2021. There was a higher loss in the operating income, higher financial charges due to the deferral of the payment of obligations with the Wholesale Electricity Market and a higher positive result for exposure to changes in purchasing power (RECPAM).

EBITDA

In millon of Pesos	9 Months			3Q
in constant purchising power	2022	2021	Δ%	2022	2021	Δ%
Net operating income	(19,100)	(945)	1921%	(6,072)	2,350	(358%)
Depreciation of property, plant and equipment	12,311	12,159	1%	3,369	3,317	2%
EBITDA	(6,789)	11,214	(161%)	(2,703)	5,667	(148%)

EBITDA showed a decrease of 148% in 3Q22, and a decrease of 161% in the accumulated figure of 9 months, compared to the same period of the previous year. This difference is mainly due to the increase in operating costs, where the decrease in gross margin due to the decrease in unrecognized losses and the increase in seasonal prices were not proportional to the increase in VAD.

Capital Expenditures

During the first 9 months of 2022, edenor´s capital expenditures totaled ARS 16,802 million, against ARS 18,935 million in the same period of 2021, showing a decrease of 11 % in real terms compared to the same period of the previous year.

Edenor S.A – Earnings Release 3Q22	7

Investments for the 3Q2022 were as follows:

•	ARS 923 million in new connections;
•	ARS 3,906 million in grid enhancements;
•	ARS 1,420 million in maintenance;
•	ARS 71 million in legal requirements;
•	ARS 426 million in communications and telecontrol;
•	ARS 355 million in other investment projects

This year, we carried out, and we plan to carry out, the following works:

-	Electroduct ORO VERDE - 4 km – It was put into operation in August 2022.
-	New Substation ORO VERDE 80 MVA - To be put into operation in November 2022.
-	Electroduct MATHEU-TALAR in Substation BENAVIDEZ - 0.5 km - To be put into operation in November 2022.
-	Renewal of cables 115/116 Substation PUERTO NUEVO-PI SALGUERO - 4 km - To be put into operation in December 2022.

Quality Standards

The investment plan executed in recent years continues to show results that are reflected in a continuous improvement in the quality of service, by reducing the duration and frequency of outages since 2014, and thus exceeding the regulatory requirements set forth.

Quality standards are measured based on the duration and frequency of service outages using SAIDI and SAIFI indicators. SAIDI refers to the duration of outages, and measures the number of outage hours a user experiences per year. SAIFI refers to the frequency of outages, and measures the number of times a user experiences an outage during a year.

Edenor S.A – Earnings Release 3Q22	8

At the closing of the third quarter of 2022, SAIDI and SAIFI indicators for the last 12 months were 9.0 hours and 3.7 outages on average per client per year, evidencing a 19% and 13% improvement, respectively, compared to the same period of the previous year. This recovery in service levels is mainly due to the investment plan devised by the Company since 2014, the different improvements implemented in the operating processes, and the adoption of technology applied to the grid´s operation and management.

Edenor S.A – Earnings Release 3Q22	9

Energy Losses

In 3Q22, energy losses experienced a 17.7 % decrease, against 18,8 % for the same period of the previous year.

The works of multidisciplinary teams to develop new solutions to energy losses continued, as well as Market Discipline (DIME) actions aiming to reduce them. Analytical and artificial intelligence tools were used to enhance effectiveness in the routing of inspections, and DIME actions continued with the objective of detecting and normalizing irregular connections, fraud and energy theft.

In addition, during the period from July to September 2022, 97,188 inspections of Tariff 1 (Residential and General users) were conducted with a 54.6 % efficiency, while for the same period of the previous year 122,306 inspections had been conducted with a 45.2%. efficiency. Moreover, 15,045 Integrated Energy Meters (MIDE) were installed during 2022.

Regarding the recovery of energy, besides the normalization of customers with MIDE meters, clandestine customers with conventional meters were also put back to normal. Moreover, a new energy balance system was implemented, as well as the development of micro-balances in private neighborhoods. In all cases, a rate of recidivism in fraud has been observed.

.

Indebtedness

As of September 30, 2022, the outstanding principal of our dollar-denominated financial debt amounts to $ 78 million, whereas the cash position net of financial debt amounts to $ -197 million.

On October 25th, 2022, Edenor completed its cancellation and voluntary exchange of the Financial Debt of Class 9 Senior Notes of 9.75% for a total of USD 98.05 million.

Edenor S.A – Earnings Release 3Q22	10

The operation included a debt exchange which was supported by 77,35% bondholders (USD 75.855.000), in two steps, by which new Senior Notes Class 1- NY Law were issued for the exchange for a total of USD 55.244.538, maturing in May 2025. They were listed on SVS (Social, Green and Sustainable in English) panel in BYMA as a social bond.

In addition, Senior Notes Class 2 were issued for USD 30.000.000 hard dollar under Argentine Law on September 22nd,2022, maturing in November 2024.

The financial debt consists exclusively of Senior Notes maturing in November 2024 and May 2025.

The terms and conditions of Class 9 Senior Notes due 2022 and Class 1 Senior Notes due 2025 impose restrictions on the Company´s ability to go into debt.

Such terms and conditions provide that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Indebtedness ratio is greater than 3.75 or less than 0 and the Financial Expenses Coverage ratio is less than 2.

As of September 30th, 2022, the values of the ratios indicated above do not meet the established parameters.

This situation does not trigger any Payment Default Event and the Company may incur in certain Permitted Indebtedness as established in the terms and conditions of the Notes (including the refinancing of its outstanding Notes)

Sustainability

At Edenor, we are committed to the Sustainable Development Goals. We especially make concrete and measurable contributions to 3 of these goals: Affordable and Clean Energy, Quality Education and Gender Equality.

Edenor presented at BYMA the first indicators report corresponding to its first Social Bond (N1 Class), available on our website and on BYMA website.

Edenor S.A – Earnings Release 3Q22	11

About edenor

Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, which has a population of approximately 11 million people and an area of 4,637 sq. km. In the third quarter, edenor sold 5.979 GWh of energy and purchased 7.143 GWh (including wheeling system demands), with revenue from sales in the amount of AR$ 135.797 billion adjusted by inflation as of September 2022. In turn, the company had negative net results in the amount of AR$ 18.107 billion.

Disclaimer

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

Avenida del Libertador 6363, Piso 4º

(C1428ARG) Buenos Aires, Argentina

Tel: 5411.4346.5511

investor@edenor.com

www.edenor.com

Edenor S.A – Earnings Release 3Q22	12

Condensed Interim Statements of Financial Position

As of September 30, 2022 and 2021

Values expressed on a constant currency basis

In million of Argentine Pesos in constant purchising power	09.30.2022	12.31.2021		09.30.2022	12.31.2021
	ARS	ARS		ARS	ARS

ASSETS			EQUITY

Non-current assets			Share capital	875	875
Property, plant and equipment	329,390	324,471	Adjustment to share capital	92,562	92,553
Interest in joint ventures	19	23	Additional paid-in capital	1,280	1,272
Deferred tax asset	830	706	Treasury stock	31	31
Other receivables	3	12	Adjustment to treasury stock	1,983	1,992
Financial assets at amortized cost	-	-	Adquisition cost of own shares	(7,651)	(7,651)
Total non-current assets	330,242	325,212	Legal reserve	6,467	6,467
			Opcional reserve	62,625	62,625
Current assets			Other comprehensive loss	(330)	(330)
Inventories	4,875	5,714	Accumulated losses	(53,554)	(35,447)
Other receivables	7,478	3,541	TOTAL EQUITY	104,288	122,387
Trade receivables	26,652	29,168
Financial assets at amortized cost	-	404	LIABILITIES
Cash and cash equivalents	7,137	5,268	Non-current liabilities
Total current assets	70,026	69,755
			Trade payables	825	1,097
			Other payables	15,002	15,700
TOTAL ASSETS	400,268	394,967	Borrowings	11,662	-
			Deferred revenue	1,654	2,803
			Salaries and social security payable	615	662
			Benefit plans	1,454	1,655
			Deferred tax liability	90,737	82,105
			Provisions	5,779	6,611
			Total non-current liabilities	127,728	110,633

			Current liabilities
			Trade payables	148,619	126,511
			Other payables	6,369	6,604
			Borrowings	4,084	17,042
			Derivative financial instruments	12	-
			Deferred revenue	44	73
			Salaries and social security payable	6,604	7,500
			Benefit plans	131	217
			Tax payable	-	2,082
			Tax liabilities	1,103	1,027
			Provisions	1,286	891
			Total current liabilities	168,252	161,947
			TOTAL LIABILITIES	295,980	272,580

			TOTAL LIABILITIES AND EQUITY	400,268	394,967

Edenor S.A – Earnings Release 3Q22	13

Condensed Interim Statements of Comprehensive Income
for the nine-month period ended on September 30, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	09.30.2022	09.30.2022
	ARS	ARS

Continuing operations
Revenue	135,797	147,892
Electric power purchases	(91,534)	(90,353)
Subtotal	44,263	57,539
Transmission and distribution expenses	(35,118)	(35,181)
Gross loss	9,145	22,358
Selling expenses	(15,297)	(14,344)
Administrative expenses	(11,452)	(9,393)
Other operating income	4,179	6,216
Other operating expense	(5,681)	(5,776)
Operating Profit (Loss)	(19,106)	(939)
Financial income	51	47
Financial expenses	(47,419)	(30,938)
Other financial expense	(4,518)	2,873
Net financial expense	(51,886)	(28,018)
RECPAM	61,511	31,061
Profit (Loss) before taxes	(9,481)	2,104

Income tax	(8,632)	(26,516)
Profit (Loss) for the period	(18,113)	(24,412)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings profit (loss) per share	(3.22)	(1.16)

Edenor S.A – Earnings Release 3Q22	14

Condensed Interim Statements of Comprehensive Income
for the nine-month period ended on September 30, 2022 and 2021

Values expressed at historical values

In millon of Argentine Pesos in constant purchising power	09.30.2022	09.30.2021
	ARS	ARS

Continuing operations
Revenue	108,142	71,477
Electric power purchases	(73,609)	(43,632)
Subtotal	34,533	27,845
Transmission and distribution expenses	(21,777)	(13,194)
Gross loss	12,756	14,651
Selling expenses	(11,368)	(6,190)
Administrative expenses	(8,180)	(4,134)
Other operating expense, net	(2,119)	(1,010)
Operating Profit (Loss)	(8,912)	3,317
Financial income	42	21
Financial expenses	(40,892)	(15,178)
Other financial expense	(1,344)	1,657
Net financial expense	(42,193)	(13,501)

RECPAM	-	-
Profit (Loss) before taxes	(50,116)	(8,836)

Income tax	1,428	(1,344)
Profit (Loss) for the period	(48,688)	(10,180)

Basic and diluted earnings Profit (Loss) per share:
Basic and diluted earnings Profit (Loss) per share	(55.64)	(11.63)

Edenor S.A – Earnings Release 3Q22	15

Condensed Interim Statements of Cash Flows

For the nine-month period ended on September 30, 2022 and 2021

Values expressed on a constant currency basis

In millon of Argentine Pesos in constant purchising power	09.30.2022	09.30.2021
	ARS	ARS

Cash flows from operating activities
Loss (Profit) for the period	(18,107)	(24,418)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:	15,796	39,944

Changes in operating assets and liabilities:
Increase in trade receivables	(8,444)	(10,120)
Increase in trade payables	38,674	24,447
Income tax payment	(96)	-
Cammesa Commercial Financing	-	-
Others	(5,320)	1,753

Net cash flows provided by operating activities	22,503	31,606

Net cash flows used in investing activities	(12,104)	(11,984)

Net cash flows used in financing activities	(3,761)	(1,152)

Net (decrease) increase in cash and cash equivalents	6,638	18,470

Cash and cash equivalents at beginning of year	4,324	8,973
Exchange differences in cash and cash equivalents	554	268
Result for exposure to inflation in cash and cash equivalents	9	2
Net decrease in cash and cash equivalents	(1,040)	4,813
Cash and cash equivalents at the end of period	3,847	14,056

Supplemental cash flows information
Non-cash operating, investing and financing activities
Labilities regularization agreement		-
Acquisitions of property, plant and equipment through increased trade payables	(983)	(1,017)
Acquisitions of assets for rights of use through an increase in other debts	(775)	(873)

Edenor S.A – Earnings Release 3Q22	16

Investor Relations Contacts: Germán Ranftl Chief Financial Officer Silvana Coria Investor Relations Manager
investor@edenor.com | Tel: +54 (11) 4346-5511

Edenor S.A – Earnings Release 3Q22	17

Edenor S.A – Earnings Release 3Q22	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 9, 2022